SUPPLEMENT TO THE
                                OFFER TO PURCHASE
                                  UP TO 14,732
                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                       in
                      INDEPENDENCE TAX CREDIT PLUS L.P. II
                                       for
                            $725 NET PER BAC IN CASH
                                       by
                        LEHIGH TAX CREDIT PARTNERS L.L.C.

-----------------------------------------------------------------------
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 31, 1997, UNLESS EXTENDED.
-----------------------------------------------------------------------

     The Purchaser hereby supplements and amends its offer to purchase up to 14,732 of the issued and outstanding Beneficial Assignment Certificates ("BACs") in Independence Tax Credit Plus L.P. II, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 1997, as amended by the Amendment dated December 5, 1997, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

     1.  Terms of the Offer.

     Section 1 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second sentence of the first paragraph in Section 1 as follows:

     The term "Expiration Date" shall mean 12:00 midnight, New York City time, on December 31, 1997, unless the Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

   8.  Purpose of the Offer; Future Plans.

     Section 8 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first paragraph in Section 8 in its entirety as follows:

     Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that the Partnership will continue to generate Tax Credits and tax losses attributable to the BACs. The Purchaser has previously conducted tender offers and purchased securities in Liberty Tax Credit Plus III L.P., Independence Tax Credit Plus L.P. and Freedom Tax Credit Plus L.P., each of which generates tax credits and tax losses attributable to its securities and each of which is an affiliate of the Purchaser. The Purchaser intends to sell, and has begun the process of selling, membership interests in the Purchaser to third parties (principally corporations) with a need for Tax Credits and/or tax losses. The aggregate sales price of the Purchaser's membership interests to third parties will be equal to the aggregate purchase price for the tendered BACs and all other securities acquired by the Purchaser pursuant to secondary market transactions and other tender offers conducted to date, together with the expenses associated therewith, the expenses associated with the Purchaser's sale of membership interests and the prepayment of certain fees and expenses in connection with the Purchaser's operations. Neither the Purchaser nor its current members will derive a profit from the sale of the Purchaser's membership interests. However, affiliates of the Purchaser expect to earn substantial fees in connection with such sales, for structuring this transaction and for performing certain services for the Purchaser. Such fees may include, without limitation, an offering and organization fee, acquisition fee, company management fee, tax credit monitoring fee and asset management fee, and the total fees may be as much as 12% of the entire amount of funded capital commitments received by the Purchaser in connection with its sale of membership interests. Because the value of the Purchaser's membership interests is based on the BACs and the other securities acquired by the Purchaser in other tender offers, affiliates of the Purchaser are presently seeking capital commitments of at least $20,000,000 from third parties with a need for Tax Credits and/or tax losses in exchange for the Purchaser's membership interests. If third parties commit to fund more than $20,000,000, up to a maximum of $50,000,000, the Purchaser has indicated that such additional capital commitments, if called, will fund additional future tender offers.

   10.  Certain Information Concerning the Purchaser and Everest.

     Section 10 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first paragraph in Section 10 in its entirety as follows:

     The Purchaser was organized for the purpose of acquiring the BACs pursuant to the Offer, to acquire other securities which generate tax credits and/or tax losses, and, ultimately, to sell its membership interests to third parties (principally corporations) with a need for such tax credits and tax losses. The principal executive office of the Purchaser is at 625 Madison Avenue, New York, New York 10022. The managing member of the Purchaser (the "Managing Member") is Lehigh Tax Credit Partners, Inc., a Delaware corporation. Since its inception, the directors of the Managing Member have been J. Michael Fried, Stuart J. Boesky and Alan P. Hirmes. The executive officers of the Managing Member are J. Michael Fried, Stuart J. Boesky, Alan P. Hirmes, Marc D. Schnitzer and Denise
L. Kiley. The business address for each of Messrs. Fried, Boesky, Hirmes and Schnitzer and Ms. Kiley is 625 Madison Avenue, New York, New York 10022.

     Section 10 of the Offer to Purchase is hereby further supplemented and amended to add the following at the end of the last paragraph of Section 10:

     Because the BACs are less valuable with the passage of time since fewer Tax Credits remain, the Purchaser believes the relationship between the Purchase Price and the price per BAC of $807.50 paid pursuant to the private transaction described above can be determined by reducing the price per BAC by at least $14 for each passing month, or a total of approximately $28 per BAC from October 1, 1997 to November 30, 1997. Accordingly, the Purchaser believes the value in December (when the Offer expires) of BACs acquired pursuant to the private transaction, would be approximately $779.50 per BAC. Therefore, the price paid in the private transaction, as adjusted for Tax Credits, is higher than the Purchase Price.

     Section 10 of the Offer to Purchase is hereby further supplemented and amended to include the following, which information was provided by Everest to the Purchaser:

     Everest is a California corporation whose principal business is investing in real estate partnerships. The principal office of Everest is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. For certain information concerning the executive officers and directors of Everest, see Schedule I to this Supplement. The inclusion of information concerning Everest does not constitute any acknowledgement or agreement that Everest is a co-bidder in the Offer.

     Neither Everest nor any executive officer or director of Everest has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding in a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or a finding of any violation of such laws. Except as otherwise set forth in this Supplement or elsewhere in the Offer to Purchase: (i) Everest does not beneficially own or have a right to acquire, and, to the best knowledge of Everest, no associate or majority-owned subsidiary of Everest or the persons listed in Schedule I to this Supplement, beneficially owns or has a right to acquire any BACs; (ii) Everest does not have, and, to the best knowledge of Everest, neither the persons and entities referred to in clause (i) above nor any of their executive officers, directors or subsidiaries has, effected any transaction in the BACs within the past 60 days; (iii) Everest does not have, and, to the best knowledge of Everest, none of the persons listed in Schedule I to this Supplement has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Partnership or any of its affiliates and Everest or any of its subsidiaries or, to the best knowledge of Everest, any of the persons listed in
Schedule I to this Supplement, on the one hand, and the Partnership or its affiliates, on the other hand; and (v) there have been no contracts, negotiations or transactions between the Partnership or any of its affiliates and Everest or any of its subsidiaries or, to the best knowledge of Everest, any of the persons listed in Schedule I to this Supplement, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

   11.  Background of the Offer.

     Section 11 of the Offer to Purchase is hereby supplemented and amended to add the following sentence at the end of the fourth paragraph of Section 11:

     One of these legal opinions (a copy of which has been filed as Exhibit
(d)(1) to Amendment No. 2 of the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on December 16, 1997) was rendered on December 16, 1997 and, based on certain assumptions set forth in such legal opinion, stated that consummation of the Offer will not cause the Partnership to be treated as a publicly-traded partnership for federal income tax purposes.

                                  SCHEDULE I


     Schedule I is supplemented and amended by adding the following:

          EXECUTIVE OFFICERS AND DIRECTORS OF EVEREST PROPERTIES, INC.

     The business address of each executive officer and director of Everest Properties, Inc. is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. Each executive officer and director of Everest Properties, Inc. is a United States citizen. The name and principal occupation or employment of each executive officer and director of Everest Properties, Inc. are set forth below.


                            Present Principal Occupation or Employment
Name                        Position and Five-Year Employment History
-------------------------   --------------------------------------------------------------------------
W. Robert Kohorst  ......   President and Director of Everest Properties, Inc. from 1994-present.
                            President of Everest Properties II, LLC from 1996-present.
                            President and Director of KH Financial, Inc. from 1991-present.
David I. Lesser .........   Executive Vice President of Everest Properties, Inc. from 1995-present.
                            Executive Vice President and Secretary of Everest Properties II, LLC from
                            1996-present. Principal and member of Feder, Goodman & Schwartz, Inc.
                            from 1992-1996.

                                     * * * *

     You are reminded that, unless extended by the Purchaser, the Offer will expire at 12:00 midnight, New York City time, on December 31, 1997. If you have already tendered your BACs pursuant to the Offer, we appreciate your participation and no further action is required. If you have not already tendered and wish to do so now, please complete the Letter of Transmittal previously distributed to you and forward it to The Herman Group, Inc. prior to the Expiration Date. Should you have any questions, please contact The Herman Group, Inc. at (800) 532-5664.


                                        Lehigh Tax Credit Partners L.L.C.


December 16, 1997

                      [This page intentionally left blank]